

March 24, 2011

Mr. Cooper C. Collins
Chief Executive Officer and President
Pernix Therapeutics Holdings, Inc.
33219 Forest West Street
Magnolia, TX 77354

> **Re: Pernix Therapeutics Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for the Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **File Number: 001-14494**

Dear Mr. Collins:

We have reviewed your March 4, 2011 response to our February 21, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Period Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 5

1. We have reviewed your response to our comment one:
    - With respect to your assertion that no reconsideration event occurred subsequent to the deconsolidation date, please tell us why the signing of the agreement on July 27, 2009 was not considered a reconsideration event for purposes of paragraph seven of FIN 46R.
    - With respect to your analysis under paragraph 5(a)(3) of FIN 46R, it appears that the investment in Macoven was directly provided to the Pernix shareholders via the transfer and the spinoff, and indirectly to the Macoven officer via the subsequent transfer of the ownership interest from the Pernix officer. As such, please revise your analysis to

support why you believe that there is sufficient equity at risk to finance Macoven's activities without additional support. Please demonstrate quantitatively and qualitatively how you derived this conclusion.

- Please tell us whether the Pernix shareholders received anything in exchange for receiving the ownership interest in Macoven. Clarify whether there was an agreement associated with this transaction.

- With respect to your analysis under 5(b)(1), you state that the termination rights afforded Macoven gave the entity significant leverage in its ability to renegotiate the terms of the agreement due to the ninety day notice. Please tell us how you drew this conclusion. We note that Pernix has the right to terminate the agreement at will and with only 30 days notice.

- Additionally, it appears that Pernix has substantial rights under the agreement, including the rights to the intellectual property, commercialization, and the use of any marketing materials. Further, pursuant to Section 2.4 of Exhibit 10.2 of the March 15, 2010 Form 8-K, it appears the rights granted Macoven under this agreement are non-exclusive. Please provide further support for your conclusion that the members of Macoven have the direct or indirect ability through voting rights or similar rights to make decisions about the activities that have a significant effect on Macoven's success.

- Please tell us whether the "operational control placed in the hands of Messers. Venters and McMahon were done so pursuant to a written contractual agreement, and if so, please tell us the significant rights afforded to them as a result of such agreement.

- With respect to your analysis under paragraphs 5(b)(2)-(3) and 5(c), you state that the holders of the equity investment at risk have the right to receive the net income of Macoven. Please provide to us your analysis to clarify whether Macoven members had the obligation to absorb the expected losses and receive the expected residual returns, and not net income as you indicate in your response. Please note that these concepts are defined in Note 2 of the Introduction to FIN 46R.

- With respect to your analysis under paragraph 5(c), you appear to assert that the "substantially all" criteria discussed in FIN 46R has not been as a result of the total amount of gross realized revenue. Although the revenue and profits are factors that should be considered, the determination about whether substantially all of the activities of an entity involve or are conducted on behalf of a variable interest holder should not be based solely on a quantitative analysis. Please provide your analysis of both the qualitative and quantitative factors associated with Macoven's activities.

- If after reconsidering the comments above, you still determine that Macoven was a variable interest entity at the time of deconsolidation, please address the following items from our letter dated February 17, 2011:
  - Your response appears to assert that Pernix is not the primary beneficiary in this arrangement, but it is not clear how you derived this conclusion. You stated that the Macoven members were obligated "to fund any losses of Macoven or obtain or provide financing if necessary" and that the members of Macoven did not lack any characteristics of a controlling financial interest. It appears that the officer who owned 40% of Macoven, and the Pernix shareholders who owned 60% of Macoven are related parties and/or de facto agents. Paragraphs 16 and 17 of FIN 46R states that in order to determine whether an entity is the primary beneficiary of a variable

interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. If two or more related parties hold variable interests in the same variable interest entity, the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary. Please provide further support for your conclusion that Pernix is not the primary beneficiary. Address each criterion in paragraph 17 separately.

o Please provide the following:

- Clarify whether there were any revenues earned from the Pernix agreement between June 30, 2009 and July 13, 2009, the date of deconsolidation; and
- Provide a breakout of the non-Pernix revenue by party from the date of deconsolidation through December 31, 2009. Although you assert that the Pernix agreement was not significant to Macoven's revenues, it is unclear whether any other agreement was individually more significant than the Pernix agreement.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant